

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Joseph M. Harary
Chief Executive Officer
Research Frontiers Incorporated
240 Crossways Park Drive
Woodbury, New York 11797-2033

     **Re:    Research Frontiers Incorporated**
            **Form 10-K for Fiscal Year Ended December 31, 2009**
            **Filed March 11, 2010**
            **File No. 001-09399**

Dear Mr. Harary:

     We have completed our review of your filing and do not have any further comments at this time.

                 Sincerely,

                 David L. Orlic
                 Special Counsel